Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_castro@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Reports Results for Fourth Quarter 2002 and Fiscal Year ended December 31, 2002

FOR IMMEDIATE RELEASE: Friday February 7, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported a net loss of Ps. (18.4) million or Ps. (0.023) per share (Ps. (0.116) per ADS) for the fourth quarter of 2002, as compared to a net income of Ps. 4.3 million or Ps. 0.005 per share (Ps. 0.027 per ADS) for the same quarter of 2001.  For the fiscal year ended December 31, 2002, TGS reported a net loss of Ps. (633.4) million or Ps. (0.797) per share (Ps. (3.986) per ADS), as compared to a net income of Ps. 236.6 million or Ps. 0.298 per share (Ps. 1.489 per ADS) for the 2001 fiscal year.

“On December 29, 2002, we conmemorated the tenth anniversary of our inception following the privatization of the Argentine state gas company.  We are very proud of our achievements over the past ten years.  However, 2002 was undoubtedly the most challenging year for us since we started our operations.  As a direct result of the severe economic and political crisis in Argentina, the Argentine National Congress enacted the Public Emergency Law, whose effects adversely impacted on our financial condition and results of operations.  To mitigate such impacts, we implemented several cost-saving measures and we timely reduced our capital expenditures so as to ensure the continuity of operations and to preserve the Company’s cash position,” said Eduardo Ojea Quintana, TGS’s Chief Executive Officer.  “For 2003, we anticipate two main challenges: (i) the renegotiation of our regulated tariffs with the Executive Branch and, (ii) an agreement with our financial creditors.  We are aware that TGS’s future is largely dependent on the final outcome of such challenges”. Mr. Ojea Quintana added.

Basis of Presentation of Financial information

Accounting for Inflation

TGS’s financial statements for the year ended December 31, 2002, as well as all amounts included in this release are stated in constant Argentine pesos as of such date.  Effective January 1, 2002, inflation accounting was reintroduced as part of the Argentine GAAP and National Securities Commission (“CNV”) rules in view of the resumption of significant inflation in Argentina.

Amounts for the fourth quarter and year ended December 31, 2001, included for comparative purposes, were subsequently restated using a conversion factor of 2.1821.

Accounting for Devaluation

In order to reflect the devaluation of the peso following the termination of the Convertibility Law, Resolution No. 3/2002 of the Argentine Accounting Profession and Resolution No. 398 of the CNV, established that exchange losses arising from the devaluation of the peso as of January 6, 2002, and other effects derived from such devaluation, related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of any assets may not exceed the recoverable value of such assets.  We have capitalized an exchange loss of Ps. 584.1 million in “Property, Plant and Equipment” at December 31, 2002 (using the alternative criteria).  For this purpose, we have considered exchange differences arising as of January 6, 2002, in connection with foreign currency liabilities existing as of such date.

Fourth Quarter Ended December 31, 2002 vs. 2001

Total net revenue for the fourth quarter 2002 decreased to Ps. 220.6 million from Ps. 295.7 million earned in the same quarter of 2001, representing a 25.4% reduction, reflecting primarily lower gas transportation revenue.

As a consequence of the enactment of the Economic Emergency Law, in January 6, 2002, transportation tariffs were set at an exchange rate of US$ 1=Ps. 1.  Furthermore, such law also prohibited the application of any adjustment to regulated tariffs.  Consequently, gas transportation revenue decreased to Ps. 99.8 million for the fourth quarter 2002 from Ps. 234.4 million in the same quarter of 2001, representing a 57.4% decrease.

Gas transportation service is TGS’s core business, and its share on the Company´s total revenue decreased from approximately 79% during the fourth quarter ended December 31 2001, to 45%, in the same quarter of 2002, reflecting the deterioration of gas transportation regulated tariffs.  Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Natural Gas Liquids (“NGL”) Production and Commercialization revenue rose to Ps. 90.7 million for the fourth quarter 2002 from Ps. 52.6 million reported for the fourth quarter 2001.  This increase reflects higher peso-denominated revenues both as a result of the NGL exports and higher prices for sales in the local market, benefiting from the large devaluation of the Argentine peso,.  However, increased revenues from exports were somewhat reduced by a tax on exports imposed by the National Government, currently at 5%.

NGL production and commercialization revenue share increased from approximately 18% for the fourth quarter 2001 to 41% in the fourth quarter ended December 31, 2002.  As a consequence of the adverse change in our transportation business, our results of operations are now significantly more dependent of the results of our NGL business. NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered.  This segment also includes the commercialization of the NGL for the Company’s own account and on behalf of its clients.

Other services reported a Ps. 21.4 million revenue increase in the current quarter, reflecting the results of the renegotiation of the outstanding agreements and additional pipeline construction services.

Other services segment mainly includes upstream and telecommunication activities.  Upstream activities consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers.  Telecommunication services are rendered through TELCOSUR S.A., a company controlled by TGS. TELCOSUR S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.  In addition, TGS provides services related to pipeline construction, inspection and maintenance.

Costs of sales for the fourth quarter 2002 increased approximately Ps. 12.2 million, or 12.4% from Ps. 98.0 million in the fourth quarter 2001 to Ps. 110.2 million in the 2002 period.  The increase is mainly attributable to a one- time Ps. 12.0 million cost associated to the pipelines construction services rendered during the period.

Administrative and Selling expenses for the fourth quarter 2002 decreased Ps. 7.6 million, representing almost a 40% reduction, from Ps. 19.0 million in the 2001 period to Ps. 11.4 million in the 2002 period.  The declines are largely a result of the adjustment of certain costs at a significantly lower rate than the general wholesale inflation rate as well as a number of cost-saving measures TGS implemented during 2002 in response to the severe financial crisis in Argentina.

Net financial expense, increased by Ps. 62.0 million in the fourth quarter of 2002 as compared to the same period of 2001 as a result of the impact of the large devaluation of the Argentine peso - net of the capitalized portion in fixed assets – on the financial debt (mainly dollar-denominated), the rise in dollar-denominated interest expense and the effects of the exposure to inflation derived from the application of inflation accounting.

Other expenses, net decreased from a net loss of Ps.122.0 million in 2001 to Ps. 3.6 million in the current year.  The decrease is attributable to the reversal in 2001 of the US PPI adjustment recorded in gas transportation revenue during 2000 and 2001.

The Company did not make any accrual for income tax for the fourth quarter 2002, due to the tax loss carry-forward generated by the Argentine peso devaluation.

Year-Ended December 31, 2002 vs. 2001

Gas transportation revenues for the year ended December 31, 2002, decreased to Ps. 906.6 million from Ps. 1,181.9 million, representing a 23.3% decline.  The decrease reflects the lack of adjustment to regulated tariffs, as provided for the Economic Emergency Law and the significant deterioration of the business profitability considering that devaluation rate during the period reached 237% while domestic inflation, as measured by the Internal Price Index, was 118%.  The accrual for PPI increases in gas transportation tariffs was reversed and suspended during the fourth quarter of 2001, when TGS recorded a loss in “Other expenses, net” reflecting the Company’s inability to recover deferred PPI adjustments accrued both in 2001 and 2000.  However, the Company does not waive in any way its rights or the legal recourses it is entitled to, according to specific provisions contained in the Regulatory Framework.  Negative effects were partially offset by the rise in the average firm contracted capacity from 60.7 MMm³/d (2.14 Bcf/d) for the year ended December 31, 2001, to 61.4 MMm³/d (2.17 Bcf/d) for the 2002 fiscal year, as a consequence of the full effect of a system expansion which started operations in June 2001.

The NGL Production and Commercialization segment increased to Ps. 336.0 million in the fiscal year 2002 from Ps. 224.5 million for the previous year, representing a 49.7% rise. This increase reflects higher peso-denominated revenues both as a result of the NGL exports and higher prices for sales in the local market, benefiting from the large devaluation of the Argentine peso.  However, increased revenues from exports were somewhat reduced by a tax on exports imposed by the National Government, currently at 5%.  Additionally, as a result of various agreements with gas producers operating in the Neuquén area, TGS improved the richness of the gas processed at the Cerri Complex, and could successfully increase its NGL production.

Other services reported a Ps. 22.0 million revenue increase in 2002 reflecting the results of the renegotiation of the outstanding agreements and additional pipeline construction services.

Costs of sales for the year ended December 31, 2002 increased approximately Ps. 8.8 million, or 2.1% from Ps. 423.7 million in 2001 to Ps. 432.5 million in 2002.  Operating costs included in the costs of sales decreased 10% from Ps. 257.5 million for year ended December 31, 2001 to Ps. 231.1 for the current year, representing a saving of Ps. 26.4 million.  During 2002, TGS’s Management focused on cost control and on replacing foreign supplies with domestic supplies.  Amortization and depreciation expense for the year ended December 31, 2002, increased Ps. 35.2 million, from Ps. 166.2 million for 2001 to Ps. 201.4 for the 2002, due primarily to the amortization of the exchange loss capitalized in Property, Plant and Equipment.

Administrative and Selling expenses for the year ended December 31, 2002, decreased Ps. 23 million, or almost 36%, from Ps. 64.4 million in 2001 to Ps. 41.4 million in the 2002 period.  The declines are largely a result of the adjustment of certain costs at a significantly lower rate than the general wholesale inflation rate as well as a number of cost-saving measures TGS implemented during 2002 in response to the severe financial crisis in Argentina.

Net financial expense during the year ended December 31, 2002, increased Ps. 858.8 as a result of the impact of the large devaluation of the Argentine peso - net of the capitalized portion in fixed assets – on the financial debt and the rise in dollar-denominated interest expense as well as the effects of the exposure to inflation derived from the application of inflation accounting (for additional information refer to Exhibit II).

Other expenses, net decreased from a net loss of Ps.125.6 million in 2001 to Ps. 6 million in the current year.  The decrease is attributable to the reversal in 2001 of the US PPI adjustment recorded in gas transportation revenue during 2000 and 2001.

The Company did not make any accrual for income tax for the year ended December 31, 2002, due to the tax loss carry-forward generated by the Argentine peso devaluation.

Liquidity and Capital Resources

Cash flow from operations during the year ended December 31, 2002, amounted to Ps. 239.5 million which was applied in the following way: (i) Ps. 62.2 million in financing activities, (ii) Ps. 96.0 million to both capital expenditures and capital injections in affiliates, and (iii) Ps. 81.3 million to increase the Company’s cash-position.  For detailed information on the Company’s cash flow refer to Exhibit IV.

In managing our liabilities and anticipating our liquidity requirements prior to the crisis, we expected to meet our short and long-term debt obligations and short-term capital expenditure requirements through internally-generated funds, third-party financing and access to the capital markets.  In light of the recent macroeconomic developments in Argentina, however, these third-party financing sources no longer are available in amounts sufficient to enable us to meet our debt obligations.  Consequently, TGS currently relies on cash generated from internal operations as its primary source of cash.  We face significant scheduled debt maturities of principal on our indebtedness in 2003 of US$ 100 million on March 18, 2003; US$ 150 million on March 27, 2003 and US$ 150 million on April 15, 2003.  We currently do not have the available cash to meet these maturing obligations and on their current maturity dates, and consequently we are at the moment analyzing different options to approach our creditors under these obligations, with the intention of amending our outstanding indebtedness in light of our existing business environment.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the years ended

December 31, 2002 and 2001

(In million of constant Argentine Pesos as of December 31, 2002)

Year ended December 31, 2002	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	512.9	336.0	57.7	-	906.6
Operating income (loss)	269.1	191.5	13.5	(41.4)	432.7
Depreciation of PP&E	146.3	28.7	15.4	9.5	199.9
Additions to PP&E	96.8	2.6	3.8	1.4	104.6
Identifiable assets	4,456.6	469.1	246.6	233.2	5,406.5
Year ended December 31, 2001
Net revenues	921.7	224.5	35.7	-	1,181.9
Operating income (loss)	666.1	86.6	5.5	(64.4)	693.8
Depreciation of PP&E	123.6	23.5	8.1	11.4	166.6
Additions to PP&E	334.2	9.9	72.9	2.9	419.9
Identifiable assets	4,145.2	392.3	192.3	206.62	4,936.4

Breakdown of Net Financial Expense for the years ended

December 31, 2002 and 2001

	Year ended December 31, 2002	Year ended December 31, 2001
Generated on Assets
Interest gain	15.3	11.7
Loss on exposure to inflation	(216.3)	-
Holding losses	(37.1)	-
Foreign exchange gain, net of inflation	78.7	-
Total	(159.4)	11.7
Generated on Liabilities
Interest expense	(288.2)	(183.6)
Gain on exposure to inflation	113.2	-
Foreign exchange loss, net of inflation	(690.0)	(4.8)
Intangible assets depreciation	(16.6)	(14.4)
Others	(14.5)	(5.6)
Total	(896.1)	(208.4)

Exhibit III

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 Exhibit IV

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